Media release

Rio Tinto appoints Group executive, Legal

3 March 2017

Rio Tinto has appointed Philip Richards as Group executive, Legal.

Philip will have responsibility for all Group legal services and will join the Rio Tinto Executive Committee. He has been acting in the role since December 2016 on secondment from Freshfields Bruckhaus Deringer, where he was a senior partner specialising in corporate law.

Philip has extensive experience in governance, corporate advisory and transactional work. This includes four years running Freshfields' office in Italy, and leading the firm’s financial institutions group. His previous experience includes acting for a broad range of global companies including Barclays, Tesco, Prudential, LSEG, Liberty Global and Swiss Re.

Rio Tinto chief executive J-S Jacques said “Philip has demonstrated in his time with us that his significant almost 40-year experience in legal affairs will be a real asset for our company. He has quickly embraced the strong Rio Tinto culture and I am very pleased to have him join our team.”

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